Exhibit 4.5

Amendment No. 1
to the
The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and its Affiliates
(Effective as of January 1, 2013)

Whereas, Cullen/Frost Bankers, Inc. ("Company") maintains "The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates," as last amended and restated effective as of January 1, 2013 ("Plan"), for the benefit of its Eligible Employees and the Eligible Employees of any participating Affiliate; and
Whereas, the Company previously amended the Plan to reflect the decision in
U.S. v. Windsor regarding the definition of a spouse for federal law purposes; and
Whereas, the Company desires to further amend the Plan to reflect the decision in
U.S. v. Windsor, to provide additional details regarding the Plan's administration of the "deemed deferral" rule set forth by Treasury Regulation section 1.401(a)-14 and to make certain other changes to the Plan; and
Whereas, Plan section 11.1 provides that the Company may amend the Plan from time to time with respect to all Employers participating under the Plan;
Now, Therefore, in accordance with the provisions of Plan section 11.1, the following actions are hereby taken and the Plan shall be amended, effective as of January 1, 2014 or as of the dates specified below, as applicable, in the following respects:
1.Plan section 2.1(kk) is amended in its entirety by replacing the current definition of "Spouse" as follows:
(kk)        "Spouse" means, on and after June 26, 2013, and prior to September 16, 2013, the husband or wife of a Member (whichever is applicable), determined as of the "relevant date," if (1) the Member is in a relationship legally denominated as a marriage with that other person under the laws of the jurisdiction in which the marriage occurred, and (2) the Member is domiciled in a jurisdiction that recognizes the marriage as valid. Effective as of September 16, 2013, the additional requirement described in clause (2) above shall no longer apply.
Generally, the "relevant date" shall be the date on which the Member's marital status is relevant to the operation of the Plan in accordance with the terms of the Code, ERISA, other applicable law, or the Plan. In the case of a distribution of a Member's vested Plan benefit, the relevant date for determining marital status shall be the date of the Member's benefit commencement date as described at Plan section 6.4. In the case of a death benefit, the relevant date for determining marital status shall be the date of the Member's death, and same-sex spouses shall not be recognized in the case of deaths of Members occurring prior to the June 26, 2013 or September 16, 2013 dates referenced above, as applicable.
The determination of whether a person qualifies as a "Spouse" or a "marriage" qualifies as a marriage for Plan purposes shall be subject to guidance issued by the Department of Treasury and the Department of Labor, to the extent applicable. The term "marriage" does not include domestic partnerships, civil unions, and similar types of formal relationships that are not denominated as marriage, even if the law of the state or other jurisdiction provides similar rights, protections, and benefits to persons in these relationships as to married persons. A former Spouse will be treated as the Spouse to the extent required under a qualified domestic relations order, as described in Code section 414(p). Any reference within the Plan to "spouse" (lower case) shall be determined based on the above principles, if the determination is applicable to a period on or after the June 26, 2013 or September 16, 2013 effective dates described above, except to the extent that the context clearly indicates otherwise.
In the case of deaths or for benefits which commenced to be paid before June 26, 2013, the term "Spouse" shall be determined in accordance with the terms of the Plan in effect on June 25, 2013, or an earlier applicable date.

2.Effective as of January 1, 2014, Plan section 6.1 is amended by replacing current Plan section 6.1 as follows:
6.1 Distribution Upon Retirement, Death, or Disability
Upon a Member's retirement at or after his Normal Retirement Age, the Member's Disability, the Member's death, the Member's Account shall be distributed to the Member (or to his Beneficiary in case of his death), pursuant to the terms of Plan section 6.4. The value of the Member's Account shall be determined as of the last Valuation Date preceding the date of such distribution. Notwithstanding any provision to the contrary, the value of any Company stock paid in cash will be determined in accordance with the procedures described in Plan section 7.4.
Effective as of March 28, 2005, if the nonforfeitable portion of a Member's Account exceeds $1,000, then such distribution shall not be made (without the Member's consent) at any time before the earlier of his 65th birthday or his death. The above $1,000 limitation was previously $5,000 for distributions made between January 1, 1998 and March 28, 2005, and $3,500 for distributions prior to January 1, 1998. Notwithstanding the foregoing provisions of this Plan section 6.1 in calculating the distribution dollar threshold amount described herein (i.e., $1,000 for periods on or after March 28, 2005), amounts allocated to a Member's Account that are credited to a Rollover Contributions Account shall not be recognized.
For purposes of this Plan section 6.1, in addition to a determination of a Disability as determined under the definition of "Disability" in Plan section 2.1(m), a Member shall be eligible for a distribution under this Plan section 6.1 if such Member has been determined to be disabled and is eligible to receive benefits due to such disability under Social Security or a benefit program maintained by an Employer providing for long-term disability benefits.
Information regarding the Member's Account shall be given and consent obtained at the time and in the manner required by law.
3.Effective as of January 1, 2014, Plan section 6.4 is amended by replacing subsection (b) as follows:
(b)    Subject to Plan sections 6.1 and 6.2, distribution of the Member's Account shall begin no later than the 60th day after the later to close of the Plan Year in which:
(1)He attains Normal Retirement Age; or
(2)His termination of employment as an Employee occurs.
Notwithstanding the foregoing, the Plan permits a Member to elect to commence a benefit later than provided in paragraph (1) or (2) above provided such election to defer commencement is consistent with the requirements of Plan sections 6.6 and 6.7. Additionally, the Member's failure to make an election to commence distribution of the Member's Account consistent with the timing rules provided in paragraphs (1) and (2) above will be treated by the Plan as a decision to defer commencement of the Member's Account up to the required beginning date specified by Plan section 6.6.
4.Except as amended above, the Plan as in effect prior to this amendment shall continue unchanged.
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In Witness Whereof, the Company has caused this instrument to be executed by its duly authorized officers effective as of the date provided herein.

Cullen/Frost Bankers, Inc.

Attest:		By:	/s/ Richard W. Evans

By:	/s/ Emily Skillman	Its:	Chairman and CEO

Its:	Group Executive Vice President	Date:	October 21, 2014

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